SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 25, 2006
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the following Media Release.

UBS AG

Media Relations
Tel. +1-212-882-5691

www.ubs.com

May 25, 2006
Media release
UBS to Acquire ABN AMRO’s Global Futures and Options Business
New York, May 25, 2006 — UBS announced today that it will acquire the global futures and options business of ABN AMRO for a cash consideration of 386 million (USD) plus net tangible assets. This acquisition positions UBS as a market leader in the futures and options industry as a global provider of execution and clearing services across multiple asset classes including commodities, equities, equity indices, interest rates and currencies.
The ABN AMRO futures and options business provides clearing and execution services on a global basis. The investment reflects UBS’s continued commitment to the futures and options business increasing its already significant market share while creating platform scale and synergies.
This transaction is expected to close in the third quarter of 2006, subject to regulatory approval. The acquisition will be integrated into the Prime Services business within the Equities business of UBS Investment Bank.
Huw Jenkins, Chairman and CEO of UBS Investment Bank said:
“Today’s announcement accelerates our organic growth strategy to become the ‘scale’ player in a market that continues to witness significant participant consolidation. Expanding our global presence, client franchise and product offering, this acquisition confirms our commitment to grow our Prime Services business through investment in our North America, Asia, Emerging Markets and Commodities offering.”
UBS

Contact:	Kris Kagel:	+1-212-882-5691
	Doug Morris:	+1-212-882-5694

Media Relations
May 25, 2006

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with an international culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the world’s largest wealth manager, a top tier investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 39% of its employees working in the Americas, 37% in Switzerland, 16% in the rest of Europe and 8% in Asia Pacific. UBS’s financial businesses employ more than 70,000 people around the world. Its shares are listed on the SWX Swiss Stock Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Mark Klein
	Name:	Mark Klein
	Title:	Executive Director

Date: May 25, 2006